Exhibit 12.1

Ratio of Earnings to Fixed Charges

	(Unaudited)
	Three Months Ended
	March 31,				Twelve Months Ended December 31,
(dollar amounts in thousands)	2012		2011		2011		2010		2009		2008		2007
Earnings:

Income (loss) before income taxes	$205,447		$161,191		$707,234		$352,311		$(3,678,183)		$(296,008)		$22,643

Add: Fixed charges, excluding interest on deposits	23,091		25,652		97,035		102,969		155,269		351,672		431,320

Earnings available for fixed charges, excluding interest on deposits	228,538		186,843		804,269		455,280		(3,522,914)		55,664		453,963
Add: Interest on deposits	43,780		75,796		260,051		439,050		674,101		931,679		1,026,388

Earnings available for fixed charges, including interest on deposits	272,318		262,639		1,064,320		894,330		(2,848,813)		987,343		1,480,351

Fixed Charges:
Interest expense, excluding interest on deposits	18,948		21,751		81,004		87,537		139,754		334,952		415,063
Interest factor in net rental expense	4,143		3,901		16,031		15,432		15,515		16,720		16,257

Total fixed charges, excluding interest on deposits	23,091		25,652		97,035		102,969		155,269		351,672		431,320
Add: Interest on deposits	43,780		75,796		260,051		439,050		674,101		931,679		1,026,388

Total fixed charges, including interest on deposits	$66,871		$101,448		$357,086		$542,019		$829,370		$1,283,351		$1,457,708

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	9.90	x	7.28	x	8.29	x	4.42	x	(22.69	)x	0.16	x	1.05	x
Including interest on deposits	4.07	x	2.59	x	2.98	x	1.65	x	(3.43	)x	0.77	x	1.02	x